# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 000000
Date of event which requires filing of this statement: 05/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965744

## Reporting persons
- Diviner Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,575,266; shared voting power 0; sole dispositive power 20,575,266; shared dispositive power 0; aggregate amount beneficially owned 20,575,266 (4.96% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent 20,575,266 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands, as of May 5, 2025. Diviner Limited is controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a limited partnership registered in PRC, which, in turn, is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. Each Class A ordinary share is entitled to one vote.
  
  (2) See Item 4 for the calculation of the percentage in row 11. As shown from the percentage of class, each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.3 constitutes an exit filing for each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian.
- Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 20,575,266; shared voting power 0; sole dispositive power 20,575,266; shared dispositive power 0; aggregate amount beneficially owned 20,575,266 (4.96% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent 20,575,266 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands, as of May 5, 2025. Diviner Limited is controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a limited partnership registered in PRC, which, in turn, is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. Each Class A ordinary share is entitled to one vote.
  
  (2) See Item 4 for the calculation of the percentage in row 11. As shown from the percentage of class, each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.3 constitutes an exit filing for each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian.
- Shanghai Divine Investment Management Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 20,575,266; shared voting power 0; sole dispositive power 20,575,266; shared dispositive power 0; aggregate amount beneficially owned 20,575,266 (4.96% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent 20,575,266 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands, as of May 5, 2025. Diviner Limited is controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a limited partnership registered in PRC, which, in turn, is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. Each Class A ordinary share is entitled to one vote.
  
  (2) See Item 4 for the calculation of the percentage in row 11. As shown from the percentage of class, each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.3 constitutes an exit filing for each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian.
- Jin Bian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 20,575,266; shared voting power 0; sole dispositive power 20,575,266; shared dispositive power 0; aggregate amount beneficially owned 20,575,266 (4.96% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent 20,575,266 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands, as of May 5, 2025. Diviner Limited is controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a limited partnership registered in PRC, which, in turn, is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. Each Class A ordinary share is entitled to one vote.
  
  (2) See Item 4 for the calculation of the percentage in row 11. As shown from the percentage of class, each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.3 constitutes an exit filing for each of Diviner Limited, Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), Shanghai Divine Investment Management Co., Ltd. and Jin Bian.

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618, WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China

## Item 2. Person Filing
Name of person filing:
Diviner Limited
Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)
Shanghai Divine Investment Management Co., Ltd.
Jin Bian
Address of principal business office or, if none, residence:
For Diviner Limited:
Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

For Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership):
Rm 1502, Yongda International Tower, No. 2277 Longyang Rd., Pudong New District, Shanghai, People's Republic of China, 201204

For both Shanghai Divine Investment Management Co., Ltd. and Jin Bian:
Rm 906, Jiazhaoye Financial Center, No. 1188 Minsheng Rd., Pudong New District, Shanghai, People's Republic of China, 200120
Citizenship:
Diviner Limited: British Virgin Islands

Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): People's Republic of China

Shanghai Divine Investment Management Co., Ltd.: People's Republic of China

Jin Bian: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer's Public Company Share Incentive Plan) and (ii) 73,680,917 Class B ordinary shares, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof, as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on April 25, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement

## Signatures
- Diviner Limited: /s/ Danyang Bian, Danyang Bian / Director (05/12/2025)
- Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): /s/ Danyang Bian, Danyang Bian / Authorized Signatory (05/12/2025)
- Shanghai Divine Investment Management Co., Ltd.: /s/ Jin Bian, Jin Bian / Executive Director (05/12/2025)
- Jin Bian: /s/ Jin Bian, Jin Bian (05/12/2025)